(As filed December 17, 2002)
                                                                File No. 70-9891

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                     POS AMC

                         Post-Effective Amendment No. 2
                                (Amendment No. 5)
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            ---------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
               ALLIANT ENERGY RESOURCES, INC. AND ITS SUBSIDIARIES
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

         ALLIANT ENERGY INTEGRATED SERVICES COMPANY AND ITS SUBSIDIARIES
              ALLIANT ENERGY INVESTMENTS, INC. AND ITS SUBSIDIARIES
            ALLIANT ENERGY TRANSPORTATION, INC. AND ITS SUBSIDIARIES
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

               WHITING PETROLEUM CORPORATION AND ITS SUBSIDIARIES
                          Mile High Center, Suite 2300
                                  1700 Broadway
                           Denver, Colorado 80290-2300

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

              -----------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

              -----------------------------------------------------

                         F. J. Buri, Corporate Secretary
                           Alliant Energy Corporation
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                     (Name and address of agent for service)

              -----------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

        Barbara J. Swan, General Counsel       William T. Baker, Jr., Esq.
        Alliant Energy Corporation             Thelen Reid & Priest LLP
        4902 N. Biltmore Lane                  875 Third Avenue
        Madison, Wisconsin 53718               New York, New York 10022


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


     Post-Effective Amendment No. 1 in this proceeding, as filed on October 25, 2002, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     1.1 Introduction. By order dated October 3, 2001 (Holding Co. Act Release No. 27448) (the "Prior Order"), Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and certain of its non-utility subsidiaries were authorized through December 31, 2004 (the "Authorization Period"), to engage in a program of external long-term financing transactions, to provide guarantees and other forms of credit support with respect to obligations of subsidiaries of Alliant Energy, to enter into interest rate hedges, to engage in certain non-utility energy-related activities, and to engage in certain other related transactions. The Prior Order also authorized Alliant Energy to invest proceeds of authorized financing in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs") in an aggregate amount up to 100% of Alliant Energy's average consolidated retained earnings.(1)

     Alliant Energy's public-utility subsidiaries include Wisconsin Power and Light Company, South Beloit Water, Gas and Electric Company, and Interstate Power and Light Company. Together, these companies provide public-utility service to approximately 940,000 electric and 400,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois. Alliant Energy also indirectly holds 26% of the common stock of ATC Management Inc. and a 26% membership interest in American Transmission Company, LLC, which were formed to acquire, own and manage the Wisconsin transmission assets of Alliant Energy certain other Wisconsin electric utility companies. Alliant Energy's direct non-utility subsidiaries include Alliant Energy Corporate Services, Inc., a subsidiary service company, and Alliant Energy Resources, Inc. ("AER"), which serves as the holding company for substantially all of Alliant Energy's non-utility investments and subsidiaries. AER owns seven principal direct subsidiaries that engage, directly and indirectly through other subsidiaries, in
(i) providing environmental consulting and engineering services, (ii) the development, ownership and management of investments in affordable multi-unit housing properties, (iii) providing various financial services, including the origination and sale of mortgages for tax-advantaged affordable housing, (iv) energy-related businesses, including, among others, the brokering and marketing of electricity and natural gas, gas supply and fuel management services, oil and gas production, steam production and sale, and energy-management services,
(v) developing, owning and/or operating EWGs and FUCOs, (vi) transportation, and
(vii) management of investments in telecommunications.

     Of relevance to this Post-Effective Amendment, the Prior Order specifically authorized Alliant Energy to issue and sell from time to time during the Authorization Period, directly or indirectly through one or more financing


-------------------

(1) The Prior Order reserved jurisdiction over: (1) Alliant Energy's request to issue securities that are rated below investment grade, (2) energy marketing activities outside the United States and Canada, (3) other energy-related activities outside the United States, and (4) the use by Alliant Energy of financing proceeds to invest in EWGs and FUCOs in excess of the limit authorized in the Prior Order.

subsidiaries, common stock, long-term debt, and preferred stock and other forms of preferred or equity-linked securities in an aggregate amount at any time outstanding not to exceed $1.5 billion, subject to the following conditions, restrictions, and limitations, among others: (1) the interest rate on long-term debt and dividend rate on preferred or equity-linked securities may not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities,
(2) all preferred and equity-linked securities must be redeemed no later than 50 years after the issuance thereof, and (3) except in accordance with a further order of the Commission in this proceeding, Alliant Energy will not issue any long-term debt or preferred stock or other type of preferred or equity-linked securities unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934.

     Under the Prior Order, Alliant Energy has committed that it will maintain common equity as a percentage of its consolidated capitalization (inclusive of short-term debt) at 30% or above during the Authorization Period, and will also maintain common equity as a percentage of capitalization of each of its public-utility subsidiaries at 30% or above during the Authorization Period.

     1.2 Requested Modifications to the Prior Order. Since the date of the Prior Order, and particularly in the past few months, the credit markets have tightened significantly for energy companies in general and electric utilities and electric utility holding companies in particular. Spreads over U.S. Treasury securities, which are typically used as the base rate for long-term debt and other senior securities, have widened dramatically. For example, at the time that the Prior Order was issued, the spreads over U.S. Treasury securities for a company of Alliant Energy's credit quality ranged between 165 and 205 basis points for long-term unsecured holding company debt. Those spreads have widened in recent weeks to between 190 and 590 basis points, driven by investor concerns about the utility sector and corporate bonds in general, as well as the impact of a non-recovering economy on earnings and credit quality. The broadening range of credit spreads for similarly rated issuers reflects increasing concentration on individual issuer differentiation and illustrates the increasing volatility of credit spreads. Thus, the current maximum interest rate and dividend spread of 500 basis points, as authorized under the Prior Order, may limit Alliant Energy's ability to access capital markets at a time when it is most critical to do so. In this regard, recent orders issued to other registered holding companies have provided greater flexibility to issue long-term debt and preferred securities having higher spreads over U.S. Treasury securities, so long as the rates are consistent with interest rates on similar securities of comparable credit quality and maturities issued by other companies.(2)


-------------------

(2) See e.g., Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002) and Pepco Holdings Inc., et al., Holding Co. Act Release No. 27557 (July 31, 2002). Each company is authorized to issue long-term debt and preferred securities having interest or dividend rates not to exceed the greater of (i) 500 basis points over the comparable term U.S. Treasury securities or (ii) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies.


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


     The Prior Order also requires that any preferred stock or other preferred securities issued by Alliant Energy be redeemed not later that 50 years after issuance. More recent orders have allowed preferred stocks that are perpetual.(3) Finally, the Prior Order specifies that Alliant Energy may not issue any long-term debt securities or preferred stock or other types of preferred or equity-linked securities without further authorization of the Commission unless such securities have been rated investment grade by at least one NRSRO. In more recent orders, this requirement has been limited to publicly-issued senior securities or to senior securities for which a rating has in fact been obtained.(4)

     Accordingly, in order to have greater flexibility in issuing long-term senior securities and to conform the Prior Order in certain respects to more recent orders that the Commission has issued, Alliant Energy hereby requests that the Commission issue a supplemental order approving the following modifications to the terms of the Prior Order:

     (i) The interest rate on long-term debt securities issued by Alliant Energy may not exceed at the time of issuance the greater of (i) 500 basis points over the yield to maturity of comparable term U.S. Treasury securities or
(ii) a gross spread over U.S. Treasury securities that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     (ii) The dividend or distribution rate on preferred stock or other preferred or equity-linked securities issued by Alliant Energy may not exceed at the time of issuance the greater of (i) 500 basis points over the yield to maturity of comparable term U.S. Treasury securities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     (iii) Preferred stock or other preferred securities issued by Alliant Energy may be redeemable or perpetual in duration.

     (iv) Without further order of the Commission, Alliant Energy will not publicly issue any long-term debt securities, preferred stock or other types of preferred or equity-linked securities unless such securities are rated as investment grade by at least one NRSRO. The Commission is requested to reserve jurisdiction over the public issuance by Alliant Energy of any such securities that are rated below investment grade.

     Except as specified immediately above, no other changes or modifications in the terms, conditions or limitations imposed under the Prior Order are requested herein. Without limiting the foregoing, Alliant Energy commits that it will maintain common equity as a percentage of its consolidated capitalization (inclusive of short-term debt) at 30% or above during the Authorization Period, and will also maintain common equity as a percentage of capitalization of each of its public-utility subsidiaries at 30% or above during the Authorization Period.


-------------------

(3)  Id.

(4) Id. Also see American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002).

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The additional fees, commissions and expenses paid or incurred in connection with this Post-Effective Amendment will not exceed $2,000.


ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     3.1 General. Sections 6(a) and 7 of the Act are applicable to the modifications to the Prior Order that are requested by this Post-Effective Amendment.

     3.2 Rule 53/54 Analysis. The proposed transactions are also subject to the requirements of Rules 53 and 54. Under Rule 53, in determining whether to approve the issue or sale of any security (including any guarantee) by a registered holding company for the purpose of financing the acquisition of any EWG, the Commission may not make certain adverse findings under Sections 7 and 12 of the Act if the conditions set forth in paragraphs (a), (b) and (c) of Rule 53 are satisfied. Rule 54 provides that in determining whether to approve the issue or sale of any security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Alliant Energy currently does not meet all of the conditions of Rule 53(a). As of September 30, 2002, Alliant Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $647.3 million, or approximately 82.3% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2002 ($786.5 million), which exceeds the 50% "safe harbor" limitation contained in Rule 53(a). However, under the Prior Order, the Commission has authorized Alliant Energy to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings." Therefore, although Alliant Energy's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the Prior Order.

     Even if the Commission takes into account the capitalization of and earnings from EWGs and FUCOs in which Alliant Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, Alliant Energy has experienced a modest decline in consolidated common stock equity since September 30, 2001, the end of the quarterly period immediately preceding the issuance of the Prior Order, due primarily to the impact of currency translation losses in Brazil.(5) These non-cash losses essentially reflect a reduction of the U.S. dollar value of Alliant Energy's investment in FUCOs in Brazil caused by the reduction in value of Brazilian currency in relation to the U.S. dollar. The losses are recorded in "Accumulated other comprehensive loss" on Alliant Energy's consolidated balance sheet and reduce common equity. Nevertheless, Alliant Energy's consolidated capitalization ratios remain within acceptable industry ranges.

     Moreover, Alliant Energy's board of directors recently approved five strategic actions that are likely to strengthen its balance sheet in 2003 and thereby maintain its strong credit profile. These include the sale of certain non-regulated businesses (including Alliant Energy's FUCO investments in Australia); halving the targeted dividend on common stock from $2.00 per share to $1.00 per share; reducing anticipated capital expenditures in 2002 and 2003 (including no new investments in Brazil or in other international operations through 2003); the issuance of approximately $200 - 300 million of new common stock in 2003, depending on market conditions at the time, the proceeds of which would be used primarily to make investments in its domestic public utility subsidiaries; and implementation of other cost control measures.(6) These measures are designed to reduce debt levels by approximately $800 million to $1 billion over the next 12 months.

     Finally, the proposed transactions will not have any impact on capitalization, since Alliant Energy is only requesting certain modifications to the terms of previously authorized financing and is not seeking any new financing authority or any increase in its current EWG/FUCO investment authority.

         Since the issuance of the Prior Order, Alliant Energy has experienced a modest increase in its level of losses from its portfolio of FUCOs.(7) As described in the amended Application/Declaration in this proceeding, Alliant Energy's share of losses associated with its portfolio of FUCOs in fiscal year 2000 (the last fiscal year prior to issuance of the Prior Order) totaled approximately $17.7 million, after interest expense, taxes and currency transaction losses. In fiscal year 2001, Alliant Energy's share of losses totaled approximately $25.3 million.(8) Based on year-to-date results, Alliant Energy projects that it will continue to sustain a loss on its investments FUCOs


-------------------

(5) At September 30, 2002, Alliant Energy's consolidated capitalization consisted of 35.5% common equity, 1.2% preferred stock, 53.5% long-term debt (including variable rate demand bonds classified as current), and 9.7% short-term debt (including current maturities of long-term debt), versus 36.3% common equity, 2.6% preferred stock, 51.2% long-term debt (including variable rate demand bonds classified as current), and 9.9% short-term debt (including current maturities of long-term debt) at September 30, 2001 (the end of the quarter immediately preceding the issuance of the Prior Order).

(6) See Alliant Energy's Current Report on Form 8-K, filed November 22, 2002, in File No. 1-9894, for a more complete explanation of the five strategic actions.

(7) Alliant Energy's only EWG investment is in a subsidiary that is engaged in preliminary development activities. It does not have any material assets.

(8) Source: Alliant Energy's Annual Report on Form U5S for the year ended December 31, 2001 (Alliant Energy's share only).

in 2002. Alliant Energy's losses on its Brazil investments have been unexpectedly large in 2002, resulting primarily from the impact of a decline in currency translation rates, as well as from charges related to recovery of the impacts of electricity rationing in Brazil and other prior costs. Alliant Energy is projecting improved results on its Brazil investments in 2003 and later years as electricity sales return to more typical levels following the drought-related rationing program that was lifted earlier this year.

     Alliant Energy satisfies all of the other conditions of paragraphs (a) and
(b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant Energy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant Energy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant Energy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. In addition, none of the adverse conditions specified in Rule 53(b) exists.(9)


ITEM 4.   REGULATORY APPROVALS.
          --------------------

     No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.


ITEM 5.   PROCEDURE.
          ---------

     The Commission has issued a notice under Rule 23 with respect to the filing of this Post-Effective Amendment and no hearing has been requested. Alliant Energy requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Alliant Energy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein. Alliant Energy requests that the Commission continue its reservation of jurisdiction over the matters listed in the next to last paragraph of the Prior Order (see fn. 1, above), as modified, with respect to the investment grade rating commitment, by the supplemental order requested by this Post-Effective Amendment.


-------------------

(9) With regard to Rule 53(b)(3), operating losses on Alliant Energy's investments in EWGs and FUCOs were less than 5% of consolidated retained earnings in 2001, and, based on results through September 30, 2002, are expected to remain below the 5% threshold in the fiscal year to end December 31, 2002.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.   EXHIBITS.
               --------

               The following additional exhibits are filed as part of this Post-Effective Amendment:

               G-1 Proposed Form of Federal Register Notice. (Previously filed).

               K Alliant Energy Corporation - 2002 Pro Forma Earnings per Share. (Filed confidentially pursuant to Rule 104).


          B.   FINANCIAL STATEMENTS.
               --------------------

               FS-1 Balance Sheet of Alliant Energy and consolidated
                    subsidiaries, as of December 31, 2001 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy for the year ended December 31, 2001) (File
                    No. 1-9894).

               FS-2 Statements of Income of Alliant Energy and consolidated subsidiaries for the twelve months ended December 31, 2001 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy for the period ended December 31, 2001) (File No. 1-9894).

               FS-3 Balance Sheet of Alliant Energy and consolidated
                    subsidiaries, as of September 30, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended September 30, 2002) (File No. 1-9894).

               FS-4 Statements of Income of Alliant Energy and consolidated subsidiaries for the nine months ended September 30, 2002 (incorporated by reference to the Quarterly Report on

                    Form 10-Q of Alliant Energy for the quarter ended September 30, 2002) (File No. 1-9894).


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     None of the matters that are the subject of this Post-Effective Amendment involves a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Post-Effective Amendment will not result in changes in the operation of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Post-Effective Amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Post-Effective Amendment filed herein to be signed on their behalves by the undersigned thereunto duly authorized.


                                         ALLIANT ENERGY CORPORATION
                                         ALLIANT ENERGY RESOURCES, INC.

                                         By: /s/ F. J. Buri
                                                 ----------
                                         Name:    F. J. Buri
                                         Title:   Corporate Secretary

                                         ALLIANT ENERGY INTEGRATED SERVICES
                                              COMPANY
                                         ALLIANT ENERGY INVESTMENTS, INC.
                                         ALLIANT ENERGY TRANSPORTATION, INC.


                                         By: /s/  F. J. Buri
                                                  ----------
                                         Name:    F. J. Buri
                                         Title:   Secretary


                                         WHITING PETROLEUM CORPORATION


                                         By: /s/  F. J. Buri
                                                  ----------
                                         Name:    F. J. Buri
                                         Title:   Assistant Secretary



Date:  December 17, 2002